oerlikon

[redacted]

07028107

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

RECEIVED NOV 19 2007 PROCESSING SECTION 160

Date November 16, 2007
Contact Martina C. Erni-Schuler

Unaxis Holdings
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

PROCESSED
NOV 23 2007
THOMSON FINANCIAL

i. A. Martina C. Erni
Corporate Communications

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

11/20

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 91 93
martina.erni@oerlikon.com
www.oerlikon.com

oerlikon

Media release

Disclosure of shareholdings in accordance with stock market rules

Pfäffikon SZ, November 16, 2007 – According to a notification by Bank Julius Bär & Co. AG, Bahnhofstrasse 36, 8010 Zurich, Switzerland, dated November 16, 2007, said institution held, on November 13, 2007, a total of 5.668 % of the voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 71 391 registered shares (0.505 %)
- 254 243 call options which provide for or allow actual delivery (1.798 %)
- 475 920 put options which provide for or allow actual delivery (3.365 %)

For further information please contact:

Burkhard Böndel Corporate Communications Phone +41 58 360 96 05 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Phone +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets.

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

END